UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Move, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
62458M108
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS TCS CAPITAL INVESTMENTS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	CAYMAN ISLANDS

	5	SOLE VOTING POWER

NUMBER OF		6,793,018

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,793,018

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,793,018

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS TCS CAPITAL GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		14,735,972

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,735,972

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,735,972

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS ERIC SEMLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		14,735,972

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,735,972

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,735,972

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	62458M108
Schedule 13G/A
     This Amendment No. 7 (“Amendment”) to Schedule 13G (the “Schedule 13G”), relating to shares of Common Stock, par value $.001 per share (the “Common Stock”), of Move, Inc. (the “Issuer”), is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), TCS Capital Investments, L.P., a Cayman Islands exempted limited partnership (“TCS Offshore”), and Eric Semler the principal of TCS GP.
     This Amendment relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Offshore; and (B) shares of Common Stock held by TCS Offshore. TCS Capital holds 2,148,802 shares of the Common Stock, TCS Capital II holds 5,794,152 shares of the Common Stock, and TCS Offshore holds 6,793,018 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore; and Mr. Semler, as manager of TCS GP, controls the investment decisions of TCS GP.
This Amendment is being filed to amend and restate Items 4 and 5 of the Schedule 13G as follows:

Item 4	Ownership.
(a)
TCS GP (as the general partner of TCS Offshore, TCS Capital II and TCS Capital) and Eric Semler (as the principal of TCS GP) are the beneficial owners of 14,735,972 shares of Common Stock. TCS Offshore is the beneficial owner of 6,793,018 shares of Common Stock.

(b)
TCS GP and Eric Semler are the beneficial owners of 9.5% of the outstanding shares of Common Stock. TCS Offshore is the beneficial owner of 4.4% of the outstanding shares of Common Stock. The denominator for calculating these percentages is 155,777,090, the number of shares of Common Stock issued and outstanding as of November 3, 2009, as reported in the Issuer’s Form 10-Q filed on November 6, 2009.

(c)
As the general partner of TCS Offshore, TCS Capital II and TCS Capital, TCS GP has the sole power to vote and dispose of the 14,735,972 shares of Common Stock beneficially owned by it. As the principal of TCS GP, Eric Semler has the sole power to vote and dispose of the 14,735,972 shares of Common Stock beneficially owned by him. As the direct owner, TCS Offshore has the sole power to vote and dispose of the 6,793,018 shares of Common Stock it holds.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof TCS GP has ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

If this statement is being filed to report the fact that as of the date hereof Eric Semler has ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

If this statement is being filed to report the fact that as of the date hereof TCS Offshore has ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

CUSIP No.	62458M108
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010	TCS Capital Investments, L.P.
	By:	TCS Capital GP, LLC, general partner

	By:	/s/ Eric Semler
		Name:	Eric Semler
		Title:	Managing Member

TCS CAPITAL GP, LLC
	By:	/s/ Eric Semler
		Name:	Eric Semler
		Title:	Managing Member

ERIC SEMLER
	By:	/s/ Eric Semler